UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

FreeSeas Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

MHY264961449
(ISIN Number)

December 31, 2012
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Broadbill Investment Partners, LLC[1]
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 648,232
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 648,232

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 648,232
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1[2]
12.	TYPE OF REPORTING PERSON IA; OO

[1]	Broadbill Investment Partners, LP converted from a limited partnership to a limited liability company. Due to the change in entity structure, Broadbill Investment Partners GP, LLC, which acted as general partner of the limited partnership, has been dissolved.

[2]	The percentages reported in this Schedule 13G/A2 with respect to Broadbill Investment Partners, LLC are based upon 12,698,970 shares of common stock outstanding according to the Form 6-K filed by the issuer on November 13, 2012.

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Broadbill Partners GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 648,232
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 648,232

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 648,232
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1[3]
12.	TYPE OF REPORTING PERSON HC; OO

[3]	The percentages reported in this Schedule 13G/A2 with respect to Broadbill Partners GP, LLC are based upon 12,698,970 shares of common stock outstanding according to the Form 6-K filed by the issuer on November 13, 2012.

Item 1(a)	Name of Issuer
FreeSeas Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices
10, Eleftheriou Venizelou Street (Panepistimiou Ave.), 10671, Athens, Greece

Item 2(a)	Name of Person Filing
This Schedule 13G/A2 is being jointly filed by Broadbill Investment Partners, LLC (f/k/a Broadbill Investment Partners , LP) (“Broadbill Investment LLC”) and Broadbill Partners GP, LLC (“Broadbill Partners”, and together with Broadbill Investment LLC, the “Reporting Persons”) with respect to shares of common stock of the above-named issuer owned by Broadbill Partners, L.P., a Delaware company (“Broadbill LP”).

Broadbill Investment LLC is the Investment Manager for Broadbill LP. Broadbill Partners is the General Partner of Broadbill LP.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).

Item 2(b)	Address of Principal Business Office
The address of the principal business office of each of the Reporting Persons is Broadbill Investment Partners, LLC, 527 Madison Avenue, 6th Floor, New York, New York 10022.

Item 2(c)	Citizenship
Broadbill Investment LLC is organized as a limited liability company under the laws of the State of Delaware. Broadbill Partners is organized as a limited liability company under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities
Common Stock, $0.001 par value

Item 2(e)	ISIN Number
MHY264961449

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

Item 4	Ownership

A.	Broadbill Investment LLC

(a)	Broadbill Investment LLC may be deemed to beneficially own 648,232 shares of common stock.
(b)	The number of shares Broadbill Investment LLC may be deemed to beneficially own constitutes approximately 5.1% of the common stock outstanding.
(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0
(ii)	shared power to vote or to direct the vote: 648,232
(iii)	sole power to dispose or to direct the disposition of: 0
(iv)	shared power to dispose or to direct the disposition of: 648,232

B.	Broadbill Partners

(a)	Broadbill Partners may be deemed to beneficially own 648,232 shares of common stock.
(b)	The number of shares Broadbill Partners may be deemed to beneficially own constitutes approximately 5.1% of the common stock outstanding.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0
(ii)	shared power to vote or to direct the vote: 648,232
(iii)	sole power to dispose or to direct the disposition of: 0
(iv)	shared power to dispose or to direct the disposition of: 648,232

Item 5	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
See Item 2 above

Item 8	Identification and Classification of Members of the Group
Not Applicable

Item 9	Notice of Dissolution of Group
Not Applicable

Item 10	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 13th day of February, 2013.

BROADBILL INVESTMENT PARTNERS, LLC		BROADBILL PARTNERS GP, LLC

By:	/s/ Jeffrey Magee	By:	/s/ Jeffrey Magee